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Paul, Hastings, Janofsky & Walker LLP
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Telephone (415) 856-7000
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www.paulhastings.com

May 31, 2012

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Kayne Anderson Energy Development Company (File No. 811-22435)

Ladies and Gentlemen:

On behalf of Kayne Anderson Energy Development Company (the “Company”), we offer the following response to the oral comment provided by Mr. Ed Bartz of the staff of the Securities and Exchange Commission (the “Commission”) in a telephone call on May 3, 2012 regarding the Company’s preliminary proxy statement filed with the Commission on May 3, 2012 (the “Preliminary Proxy Statement”).  Changes made in response to Mr. Bartz’s comment are reflected in the Company’s definitive proxy soliciting materials filed on May 18, 2012 (the “Definitive Proxy Statement”).  Unless otherwise indicated, all references to page numbers herein are made with respect to the Definitive Proxy Statement, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Definitive Proxy Statement.

For your convenience, we have summarized the comment presented by Mr. Bartz.

1.
Comment: In the discussion on page 23 of the vote required to approve Proposal Three, with respect to the Registered Common Stockholder Vote, please explain the statement that the concept of broker non-votes is not relevant.  It would appear that broker non-votes would be relevant if a broker could be a direct stockholder in the transfer agent’s records.

Response: Comment accepted.  We have included additional disclosure to explain that no brokers are direct holders of the shares; rather, brokers hold shares through a single nominee that does not vote, effectively resulting in a vote against the proposal for purposes of the Registered Common Stockholder Vote.

* * * * * * * * * *

The Company acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have fully addressed Mr. Bartz’s comment regarding the Preliminary Proxy Statement.

Please direct any inquiries regarding this filing to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson
David J. Shladovsky, Esq., Kayne Anderson